UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

Cord Blood America, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

21839P206

(Cusip Number)

Steven Lanter, Esq.

Luse Gorman, PC

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

(202) 274-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21839P206

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Cryo-Cell International, Inc. 22-3023093
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 110,749,924
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 110,749,924
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 110,749,924
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.71%
14.	Type of Reporting Person (See Instructions): CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Cord Blood America, Inc., a Florida corporation (“CBAI”). The address of the principal executive offices of CBAI is 1857 Helm Drive, Las Vegas, Nevada 89119.

Item 2.	Identity and Background.

(a)	Cryo Cell International, Inc. (“Cryo-Cell”).

(b)	Cryo-Cell’s business address is 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677.

(c)	Cryo-Cell is a Delaware corporation that was incorporated in 1989. Cryo-Cell is principally engaged in cellular processing and cryogenic storage, with a current focus on the collection and preservation of umbilical cord blood stem cells for family use.

(d)	During the last five years, Cryo-Cell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Cryo-Cell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds expended by Cryo-Cell to acquire the 110,749,924 of Common Stock it holds in its name is $276,752 . Such funds were provided from Cryo-Cell’s working capital. These Common Stock acquisitions were made between April 3, 2014 and April 12, 2016. None of the shares of Common Stock was acquired pursuant to a margin account, and there is currently no margin.

Item 4.	Purpose of Transaction.

Cryo-Cell’s purpose in acquiring shares of Common Stock of CBAI is to benefit from any future appreciation in the stock price of CBAI, and potentially to influence the future direction of CBAI.

As Cryo-Cell disclosed in a current report on Form 8-K filed on March 10, 2015 with the Securities and Exchange Commission, on March 10, 2015, Cryo-Cell filed a lawsuit in the Pinellas County Court, Florida in order to compel CBAI to hold an annual meeting of shareholders for the purpose of electing directors. On May 8, 2015, CBAI filed a Form 8-K with the Securities and Exchange Commission announcing that CBAI would hold an annual meeting of shareholders on July 14, 2015 to, amongst other matters, elect directors.

In the fourth quarter of 2014, Cryo-Cell conducted due diligence on CBAI and was in negotiations at that time with CBAI to engage in a business combination with, or make a capital investment in, CBAI.

Cryo-Cell is considering entering into a confidentiality agreement with the Issuer with regard to exploring the possible acquisition of CBAI by Cryo-Cell.

Subject to availability at prices deemed favorable, Cryo-Cell may acquire additional shares of Common Stock of CBAI from time to time in the open market, in privately negotiated transactions, or otherwise. Cryo-Cell may also dispose of shares of Common Stock of CBAI from time to time in the open market, in privately negotiated transactions, or otherwise. Cryo-Cell or persons affiliated therewith may also enter into transactions directly with CBAI with respect to the acquisition or disposition of shares, or otherwise.

Item 5.	Interest in Securities of the Issuer.

The percentages used in this filing are calculated based on 1,272,066,146 outstanding shares of Common Stock, reported as the number of outstanding shares of CBAI as of March 15, 2016 reported in CBAI’s Form 10-K filed with the SEC on March 30, 2016. All purchases of Common Stock reported herein were made in open-market transactions.

(a)	Cryo-Cell

Aggregate number of shares beneficially owned: 110,749,924

Percentage: 8.71%

(b)	Sole power to vote or direct: 110,749,924

Shared power to vote or direct: 0

Sole power to dispose or to direct the disposition: 110,749,924

Shared power to dispose or to direct the disposition: 0

(c)	Since the filing of the Schedule 13-D/A on May 14, 2015, Cryo-Cell purchased (sold) shares of CBAI’s Common Stock as follows:

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
05/18/2015	962,800	$0.0037
05/19/2015	37,200	$0.0037
05/19/2015	2,143,200	$0.0036
06/19/2015	1,000,000	$0.0036
07/02/2015	181,568	$0.0034
07/09/2015	12,500	$0.0034
08/10/2015	805,932	$0.0034
08/12/2015	683,600	$0.0032
08/14/2015	20,000	$0.0033
08/18/2015	350,000	$0.0033
08/19/2015	20,000	$0.0033
08/20/2015	115,000	$0.0033
08/21/2015	475,000	$0.0033
08/24/2015	55,400	$0.0030
08/24/2015	316,400	$0.0032
08/26/2015	1,000,000	$0.0033
08/26/2015	1,944,600	$0.0030
08/27/2015	1,001,000	$0.0031
08/31/2015	647,996	$0.0033
11/11/2015	(1,000,000)	$0.0054
11/13/2015	(1,000,000)	$0.0059
11/13/2015	(102,549)	$0.0063
11/13/2015	(100,000)	$0.0057
11/16/2015	(40,000)	$0.0063
11/16/2015	(35,000)	$0.0062
11/16/2015	(20,000)	$0.0060
11/16/2015	(1,000,000)	$0.0057
11/17/2015	(200,000)	$0.0049
11/17/2015	(10,500)	$0.0048
11/17/2015	(789,500)	$0.0044
11/17/2015	(90,000)	$0.0049
11/17/2015	(590,000)	$0.0045
11/18/2015	(159,978)	$0.0047

11/19/2015	(85,387)	$0.0047
11/20/2015	(10,000)	$0.0047
11/20/2015	(20,000)	$0.0044
11/20/2015	(1,063,800)	$0.0043
11/20/2015	(116,200)	$0.0042
11/23/2015	(230,000)	$0.0044
12/10/2015	25,000	$0.0048
12/10/2015	180,918	$0.0043
12/10/2015	200,000	$0.0044
12/10/2015	217,668	$0.0045
12/10/2015	475,000	$0.0049
12/11/2015	500,000	$0.0049
12/21/2015	271,891	$0.0040
12/21/2015	1,000,000	$0.0043
12/22/2015	52,980	$0.0040
12/23/2015	3,285	$0.0040
12/28/2015	1,671,844	$0.0040
12/29/2015	4,750	$0.0042
12/29/2015	995,250	$0.0045
12/31/2015	802,315	$0.0042
01/08/2016	150,000	$0.0038
01/08/2016	350,000	$0.0039
01/11/2016	850,000	$0.0038
04/11/2016	1,986,133	$0.0030
04/12/2016	2,000,000	$0.0030
04/12/2016	92,300	$0.0033
04/12/2016	907,700	$0.0033
04/12/2016	1,500	$0.0033
04/12/2016	85,612	$0.0033
04/12/2016	900,000	$0.0033

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Cryo-Cell and any other person with respect to any securities of CBAI, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2016

By:	/s/ David Portnoy
Chief Executive Officer and Authorized Representative Cryo-Cell, International, Inc.

6